X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245   Fax: (604) 688-7740

DELIVERED BY MAIL


07022669

April 12, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated April 12, 2007
- Material Change Report dated April 12, 2007

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

sml/
encl

X-Cal Resources Ltd.

TSX/XCL　　　　　**News Release**　　　　　April 12, 2007

SLEEPER GOLD PROJECT
NEW CORE DRILL and PRIVATE PLACEMENT

X-Cal Resources Ltd. and Omineca Gold Ltd. have reached an agreement for Omineca to deliver a new core drill and related equipment to the Sleeper Gold Property, located in Nevada and also make a private placement into X-Cal in return for common shares @ $CAN 0.35 per share.

Omineca Gold Ltd. is a private Canadian Corporation. The president, Jim Thomas (JT THOMAS), has a history in the drilling industry.

The value of the drill and related equipment is $CAN 350,000.

Omineca's private placement into X-Cal will be $CAN 150,000.

The total transaction is valued at $CAN 500,000 in return for 1,428,571 common shares of X-Cal.

The new drill has a PLUS 4,000 ft capability, which exceeds the requirements for Sleeper. Private Placement funds will be used to cover start up costs. The shipping date is estimated to be within 30 days of closing.

A principal of Omineca is also an X-Cal insider.

The transaction will be subject to regulatory approval.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245   Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND
SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2)
OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1.   **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia   V7X 1A0
Telephone: 604-662-8245

2.   **Date of Material Change**

April 11, 2007

3.   **Press Release**

A Press release was disseminated on Thursday, April 12, 2007.

4.   **Summary of Material Change**
X-Cal Resources Ltd. and Omineca Gold Ltd. have reached an agreement for Omineca to deliver a new core drill and related equipment to the Sleeper Gold Property, located in Nevada and also make a private placement into X-Cal in return for common shares @ $CAN 0.35 per share. The value of the drill and related equipment is $CAN 350,000. Omineca's private placement into X-Cal will be $CAN 150,000. The total transaction is valued at $CAN 500,000 in return for 1,428,571 common shares of X-Cal.

5.   **Full Description of Material Change**
See Schedule "A" Below

6.   **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on April 12, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: _____

Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL   News Release   April 12, 2007

SLEEPER GOLD PROJECT
NEW CORE DRILL and PRIVATE PLACEMENT

X-Cal Resources Ltd. and Omineca Gold Ltd. have reached an agreement for Omineca to deliver a new core drill and related equipment to the Sleeper Gold Property, located in Nevada and also make a private placement into X-Cal in return for common shares @ $CAN 0.35 per share.

Omineca Gold Ltd. is a private Canadian Corporation. The president, Jim Thomas (JT THOMAS), has a history in the drilling industry.

The value of the drill and related equipment is $CAN 350,000.

Omineca's private placement into X-Cal will be $CAN 150,000.

The total transaction is valued at $CAN 500,000 in return for 1,428,571 common shares of X-Cal.

The new drill has a PLUS 4,000 ft capability, which exceeds the requirements for Sleeper. Private Placement funds will be used to cover start up costs. The shipping date is estimated to be within 30 days of closing.

A principal of Omineca is also an X-Cal insider.

The transaction will be subject to regulatory approval.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or

unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245   Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END